                                                                       EXHBIIT 1



FOR IMMEDIATE RELEASE

                      JACADA REPORTS SECOND QUARTER RESULTS

ATLANTA, JULY 25, 2001 - Jacada Ltd. (Nasdaq: JCDA), a leading provider of e-business infrastructure software, today reported results for the 2001 second quarter.

         Revenue for the second quarter was up 18% to $6.8 million, compared to $5.7 million in the same period last year. Software license revenue for the second quarter was $3.0 million, compared with $3.6 million in the second quarter of 2000, and service and maintenance revenue was $3.8 million, compared to $2.1 million in the same period last year. Gross profit for the quarter increased to $5.0 million from $4.3 million in second quarter of 2000. Net loss for the quarter was $1.8 million, or $(0.10) per share, compared to net income of $40,000, or $0.00 per share, in the second quarter of 2000.

         Revenue for the six-month period ended June 30, 2001 increased 38% to $14.6 million, compared to $10.6 million in the same period last year. Software license revenue was $7.0 million, compared to $6.7 million in the same period last year. Service and maintenance revenue was $7.6 million, compared to $3.9 million in the same period last year. Gross profit for the six-month period in 2001 increased to $11.0 million, from $7.9 million in the six-month period last year. Net loss for the six months was $2.1 million or $(0.11) per share, compared to net income of $285,000 or $0.01 per share, for the same six-month period last year.

         "In the second quarter, Jacada experienced lower-than-expected sales mainly due to a slowdown in technology spending, which has resulted in an increasing number of customers reducing or deferring purchases and prolonging the decision making process," said Mike Potts, President of Jacada Ltd. "Nonetheless, Jacada did secure significant business in the second quarter."

         In the second quarter, Jacada closed business with companies that included AIG Underwriting, Alcan Cable, Aliant Telecom, Archer Daniels Midland, Brotherhood Mutual, the Federal Reserve Bank, Nationwide Insurance, Prudential, the State of Tennessee Department of Corrections, Telmex, and TNT Logistics.

         In addition, Perot Systems Corporation selected Jacada to Web-enable applications for their long-term client, Tenet Healthcare Corporation. Perot Systems recently signed a 10-year, $550 million


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
outsourcing renewal contract with Tenet to provide information technology services for Tenet, with a focus on building Web-based interfaces between employees, physicians, and other healthcare providers. Perot Systems will utilize Jacada's technology to Internet-enable mainframe and midrange applications for Tenet.

         Consistent with a July 5, 2001 news release in which Jacada revised its expectations for revenue growth during the balance of the year, Jacada now anticipates that third- and fourth-quarter revenues will be approximately 15% higher than during the comparable periods in 2000, with breakeven expected by year-end. In response to the revised revenue outlook, Jacada has made selective cost reductions to realign expenses to the revised 15% growth rate.

         "We have trimmed expenses where appropriate, but not at the risk of future growth," added Gideon Hollander, CEO of Jacada Ltd., who noted that the company recently implemented cost savings that included a 10% reduction in its workforce and across-the-board adjustments to expenses. "New product development remains a top priority, and in the coming months we will be announcing products that will expand our existing market and provide us the ability to enter related new markets. Given the current macro-economic conditions, we are fortunate to have both a wealth of intellectual capital and an exceptionally strong balance sheet. In short, notwithstanding our cautious near-term outlook, we continue to see tremendous opportunities for Jacada."

         ABOUT JACADA LTD. - Jacada Ltd. provides a complete software infrastructure to rapidly transform legacy systems into e-business and wireless solutions and to empower enterprise developers to build Internet applications. Jacada solutions are in use today at major corporations and government organizations such as AIG, Caterpillar, Delta Air Lines, Enterprise Rent-A-Car, The Federal Reserve Bank, Porsche Cars North America, Prudential Insurance Company of America, and U.S. Department of Interior. Jacada operates globally with headquarters in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

         This press release may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variation thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's


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
ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.

Jacada Contacts:
Ann Conrad
Manager, Corporate Communications
Jacada Ltd.
(770) 352-1300 ext. 382
aconrad@jacada.com

or

Investor Relations:
Philip Bourdillon
Silverman Heller Associates
(310) 208-2550
bourdillon@sha-ir.com

or
Lish Woodgate
Phase Two Strategies
415-772-8414
anievawoodgate@p2pr.com


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
CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                                                            JUNE 30,            DECEMBER 31,
                                                                                              2001                 2000
                                                                                        ------------------   -----------------
                                                                                           UNAUDITED
                                                                                        -----------------
     ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                                                   $11,444                    $ 9,360
Short-term bank deposits                                                                      4,218                      5,309
Marketable securities                                                                        30,400                     32,154
Trade receivables (net of allowance for doubtful accounts of $522 as of
   June 30, 2001 and $204 as of December 31, 2000)                                            6,850                      6,403
Other current assets                                                                            725                        485
                                                                                            -------                    -------

Total current assets                                                                         53,637                     53,711
                                                                                            -------                    -------


LONG-TERM OTHER ASSETS                                                                          276                        369
                                                                                            -------                    -------

LONG-TERM INVESTMENTS:
Marketable securities                                                                         3,405                      5,644
Severance pay fund                                                                              591                        548
                                                                                            -------                    -------

Total long-term investments                                                                   3,996                      6,192
                                                                                            -------                    -------


PROPERTY AND EQUIPMENT, NET                                                                   3,523                      3,151
                                                                                            -------                    -------

OTHER ASSETS (net of accumulated amortization of $312 as of
   June 30, 2001 and $126 as of December 31, 2000)                                            1,188                      1,374
                                                                                            -------                    -------

                                                                                            $62,620                    $64,797
                                                                                            =======                    =======

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                        JUNE 30,         DECEMBER 31,
                                                                                          2001              2000
                                                                                     --------------      ------------
                                                                                       UNAUDITED
                                                                                     -------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt                                                       $      3           $     12
Trade payables                                                                             1,430              2,105
Deferred revenues                                                                          1,847              1,046
Accrued expenses and other liabilities                                                     3,616              3,808
                                                                                        --------           --------

Total current liabilities                                                                  6,896              6,971
                                                                                        --------           --------

LONG-TERM LIABILITIES:
Accrued severance pay                                                                      1,059              1,036
Other long-term payable                                                                       --                144
                                                                                        --------           --------

Total long-term liabilities                                                                1,059              1,180
                                                                                        --------           --------

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 0.01 par value:
   Authorized: 30,000,000 shares as of June 30, 2001 and as of
   December 31, 2000; Issued and outstanding: 18,472,424 shares as of June 30,
   2001 and 18,428,531 shares as of December  31, 2000                                        54                 54
Additional paid-in capital                                                                67,915             67,843
Deferred stock compensation                                                                 (133)              (161)
Accumulated deficit                                                                      (13,171)           (11,090)
                                                                                        --------           --------

Total shareholders' equity                                                                54,665             56,646
                                                                                        --------           --------

                                                                                        $ 62,620           $ 64,797
                                                                                        ========           ========


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



CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA



                                                        SIX MONTHS ENDED                             THREE MONTHS ENDED
                                                            JUNE 30,                                       JUNE 30,
                                               ---------------------------------             ----------------------------------
                                                    2001                   2000                  2001                   2000
                                               --------------------------------------------------------------------------------
                                                                                   UNAUDITED
                                               ---------------------------------------------------------------------------------
Revenues:
   Software license                            $      7,037           $      6,738           $      2,996           $      3,636
   Service and maintenance                            7,532                  3,821                  3,767                  2,098
                                               ------------           ------------           ------------           ------------

Total revenues                                       14,569                 10,559                  6,763                  5,734
                                               ------------           ------------           ------------           ------------

Cost of revenues:
   Software license                                     325                    466                    181                    234
   Service and maintenance                            3,287                  2,202                  1,628                  1,199
                                               ------------           ------------           ------------           ------------

Total cost of revenues                                3,612                  2,668                  1,809                  1,433
                                               ------------           ------------           ------------           ------------

Gross profit                                         10,957                  7,891                  4,954                  4,301
                                               ------------           ------------           ------------           ------------

Operating expenses:
   Research and development                           3,044                  2,222                  1,617                  1,150
   Sales and marketing                                8,181                  5,375                  4,218                  3,052
   General and administrative                         2,752                  1,520                  1,581                    836
   Arbitration charge                                   417                     --                     --                     --
                                               ------------           ------------           ------------           ------------

Total operating expenses                             14,394                  9,117                  7,416                  5,038
                                               ------------           ------------           ------------           ------------

Operating loss                                       (3,437)                (1,226)                (2,462)                  (737)
Financial income, net                                 1,359                  1,511                    635                    777
Other expense, net                                       (3)                    --                     --                     --
                                               ------------           ------------           ------------           ------------

Income (loss) before taxes on income                 (2,081)                   285                 (1,827)                    40
Taxes on income                                          --                     --                     --                     --
                                               ------------           ------------           ------------           ------------

Net income (loss)                              $     (2,081)          $        285           $     (1,827)          $         40
                                               ============           ============           ============           ============

Basic net earnings (loss) per share            $      (0.11)          $       0.02           $      (0.10)          $         --
                                               ============           ============           ============           ============

Weighted average number of shares
   used in computing basic net
   earnings (loss) per share                     18,450,780             17,927,334             18,465,852             18,046,748
                                               ============           ============           ============           ============

Diluted net earnings (loss) per share          $      (0.11)          $       0.01           $      (0.10)          $         --
                                               ============           ============           ============           ============

Weighted average number of shares
   used in computing diluted net
   earnings (loss) per share                     18,450,780             19,668,642             18,465,852             19,697,129
                                               ============           ============           ============           ============


                                      -6-